BRF S.A.

Publicly-held Company

CNPJ 01.838.723/0001-27

NIRE 42300034240

CVM 1629-2

MINUTES OF BOARD OF DIRECTORS’ EXTRAORDINARY MEETING HELD ON MAY 19, 2015

1.         DATE, TIME AND PLACE: On May 19, 2015, at 7:00 p.m., virtually held pursuant to Paragraph Two of Article 17 of the Bylaws.

2.        BOARD: The meeting had Mr. Abilio dos Santos Diniz as its Chairman and Mrs. Ana Luísa Rovai Hieaux as its Secretary.

3.        CALL OF MEETING AND ATTENDANCE: The call of meeting was made under the Company’s Bylaws, being attended by Messrs. Abilio dos Santos Diniz, Marco Geovanne Tobias da Silva, Vicente Falconi Campos, Walter Fontana Filho, Luiz Fernando Furlan, José Carlos Reis de Magalhães Neto, Manoel Cordeiro Silva Filho, Paulo Guilherme Farah Correa, Henri Philippe Reichstul.

4.        AGENDA: Approve the commencement of: (i) an offer by Sadia Overseas Ltd. to purchase for cash (the “2017 Notes Tender Offer”) any and all outstanding 6.875% Senior Notes due 2017 issued by Sadia Overseas Ltd. (the “2017 Notes”), (ii) an offer by BFF International Limited to purchase for cash (the “2020 Notes Tender Offer”) any and all outstanding 7.250% Senior Notes due 2020 (the “2020 Notes”) issued by BFF International Limited and (iii) an offer by BRF S.A. to purchase for cash (the “2022 Notes Tender Offer” and together with the 2017 Notes Tender Offer and the 2020 Notes Tender Offer, the “Tender Offers”) any and all outstanding 5.875% Senior Notes due 2022 (the “2022 Notes” and together with the 2017 Notes and 2020 Notes, the “Notes”) issued by BRF S.A.

5.        RESOLUTIONS: Upon commencing the meeting, verifying the attendance quorum and convening this meeting, the members of the Board of Directors approved, by unanimous vote and without reservations, the Tender Offers starting on May 20, 2015, in the estimated amount of US$500,000,000 (five hundred million dollars). The Executive Board of the Company and its subsidiaries are hereby authorized to take all actions and execute all documents necessary to implement the Tender Offers.

6.        DOCUMENTS FILED AT COMPANY’S HEAD OFFICE: The documents related to the matters on the agenda that support the resolutions held by the Board of Directors and/ or the information provided during the meeting are filed at the Company's head office.

7.        CLOSING: There not being anything further, the Chairman declared the meeting closed, the minutes were drawn-up as a summary, which was read, found to be compliant and signed by all of the present members. São Paulo, May 19, 2015. Signatures: Board: Mr. Abilio dos Santos Diniz – Chairman; Mrs. Ana Luísa Rovai Hieaux – Secretary. Directors: Messrs. Abilio dos Santos Diniz, Marco Geovanne Tobias da Silva, Vicente Falconi Campos, Walter Fontana Filho, Luiz Fernando Furlan, José Carlos Reis de Magalhães Neto, Manoel Cordeiro Silva Filho, Paulo Guilherme Farah Correa, Henri Philippe Reichstul.

_____________________________

Ana Luísa Rovai Hieaux

Secretary